SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK , N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

May 19, 2014

VIA COURIER AND EDGAR

Re:	Vectrus, Inc.
Amendment No. 2 to Registration
Statement on Form 10-12B
File No. 001-36341

Ms. Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Vectrus, Inc. (the “Registrant” or “Vectrus”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 1 to the Registration Statement as filed on April 15, 2014. The Amendment also generally updates certain information in the Registration Statement, including the presentation of interim financial statements for the three months ended March 31, 2014 and 2013 and related disclosure throughout the Amendment.

Furthermore, we are providing the following responses to your comment letter, dated April 30, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Registrant. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Securities and Exchange Commission	-2-	May 19, 2014

General

1.	We note the three bullet-pointed acknowledgements (i.e. Tandy language) provided at the end of your response letter dated April 15, 2014. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management’s behalf. Please include the required written acknowledgements by a member of management in your next response letter.

The Registrant has separately enclosed a written statement with the requested acknowledgements.

Exhibits

2.	We note your response to comment 2 of our letter dated April 4, 2014 that you do not believe the company’s business is “substantially dependent” upon any of the three contracts which, in the aggregate, accounted for 67% of your revenue for the year ended December 31, 2013. In support of this position, you state that the revenues can fluctuate on a yearly basis because of how the contracts are awarded and funded. Please supplement your response by advising what portion of your revenue each of these contracts accounted for individually in 2013, and provide a more specific analysis of how the actual fluctuations in each contract’s revenue over time support your position.

In response to the Staff’s comment, the Registrant is supplementally submitting the revenue information requested by the Staff for each of the Kuwait Base Operations and Security Support Services (K-BOSSS) contract for Camp Arifjan, Kuwait, the Operations, Maintenance and Defense of Army Communications in Southwest Asia and Central Asia (OMDAC-SWACA) contract, the Logistics Civilian Augmentation Program (LOGCAP) contract and the Kuwait based Army Prepositioned Stocks-5 (APS-5 Kuwait) contract.

The Registrant is primarily a prime contractor that focuses on large contracts with the U.S. Government in the ordinary course. The Registrant’s contracts, including the K-BOSSS, OMDAC-SWACA, LOGCAP and APS-5 Kuwait contracts, are individually negotiated and entered into on a contract-by-contract basis. The contracts are routinely awarded for a term, with or without options. The U.S. government typically holds a competition for the next term of the contract, and the scope of the contracts may increase or decrease over time. These contracts are generally funded incrementally or by task order and the customer can fund the contract for a full year or in shorter increments such as on a month-to-month basis. In addition, revenue associated with a contract may fluctuate based on increases or decreases in the work being performed on the contract, award fee payments, revenue recognition of long lead high value procured items, and other contract modifications within the term of the contract resulting in changes to the total contract value. Contract awards and modifications and related changes to contract revenue are driven primarily by changes in the U.S. Government’s investment in services and capabilities, which changes in response to evolving security challenges and

Securities and Exchange Commission	-3-	May 19, 2014

budgetary considerations. For example, for the year ended December 31, 2011, revenue increased compared to the year ended December 31, 2010 by 61% due primarily to significant contract wins in 2010 and 2011 (K-BOSSS, APS-5 Kuwait, Afghanistan National Security Forces, and LOGCAP) in the Middle East and Afghanistan related primarily to wartime activity. Revenue for the year ended December 31, 2012 increased 1.2% from the prior year period due in part to increased contract activity in Afghanistan, which was offset by a revenue decline in Middle East based programs due to changing U.S. government priorities in the region. For the year ended December 31, 2013, however, revenue declined compared to the year ended December 31, 2012 period by 17% due to decreased spending on the Registrant’s contracts in the Middle East and Afghanistan.

The Registrant has a highly variable cost structure, allowing it significant operating and financial flexibility to adapt to changing market conditions and contract structures. As disclosed in the Registration Statement, over the past three years, the Registrant’s capital expenditures and working capital as a percentage of total revenue has averaged 0.16% and 5.2%, respectively. This cost structure allows the Registrant to quickly and efficiently address changes in funding for a particular contract, the win of a new contract or a re-competition, or the reduction or loss of an existing contract. The Registrant is able to efficiently scale its business to effectively address changes to its contracts and fluctuations in revenue associated with such changes. As noted in the Registrant’s response to the second comment of the Staff’s letter dated April 4, 2014, clause (B) of Item 601(b)(10)(ii) and its regulatory history suggests that the “substantial dependence” standard would refer to contracts the loss of which would change the nature of the business of the Registrant in a manner that would affect the Registrant’s basic business operations in a fundamental or structural way, and not simply the financial performance of the business. In light of the Registrant’s cost structure, the Registrant believes it would be able to efficiently scale its business in response to changes to or the loss of any of the K-BOSSS, OMDAC-SWACA, LOGCAP and APS-5 Kuwait contracts, and, therefore, that its business is not “substantially dependent” on any one of its existing contracts.

3.	We note your statements that your contracts are competitively bid, routinely awarded for a term, and are terminable by the U.S. government. It is not clear why the presence of these terms, which appear to be common to many government contracts, preclude you from being “substantially dependent” on the contracts. Please advise.

As disclosed in the Registration Statement, each of the K-BOSSS, OMDAC-SWACA and APS-5 Kuwait contracts was competitively bid and awarded by the U.S. Government to the Registrant for a base term with option periods. Each of these contracts is terminable by the U.S. Government (or the prime contractor in the case in which the Registrant is the subcontractor such as LOGCAP) for convenience or due to congressional failure to appropriate necessary funds.

Performance on the K-BOSSS contract commenced in February 2011 with a base period (eight months) and five option years with a contractual expiration date of September 2015;

Securities and Exchange Commission	-4-	May 19, 2014

performance on the OMDAC-SWACA contract commenced in July 2013 with a base year and four option years with a contractual expiration date of May 2018; and performance on the APS-5 Kuwait contract commenced in March 2010 with a base year and four option years and a contractual expiration date of February 2015. LOGCAP is a subcontract basic ordering agreement with task orders awarded at the discretion of the prime contractor, and the basic ordering agreement period of performance expires in June 2018. Because of these terms and how the Registrant’s contracts with the U.S. government and prime contractors are generally structured, the Registrant’s business is organized so that it can quickly and efficiently realign its corporate, labor and capital resources in the event of (or in anticipation of) the non-renewal of an option period for or the expiration or termination of any of its contracts. The Registrant has a highly variable cost structure with low fixed costs that ensures there are few costs lingering after a contract reduction or termination. As noted in the Registrant’s response to the Staff’s comment 2 above, over the past three years, the Registrant’s capital expenditures and working capital as a percentage of total revenue has averaged 0.16% and 5.2%, respectively. In addition, the Registrant has considerable ongoing opportunities to bid for and add new contracts of significant magnitude to its portfolio in both the short and long term that could mitigate a decrease in revenue and cash flows associated with the reduction or termination of an existing contract.

While the non-renewal of an option period for or the expiration or termination of any of these contracts by the U.S. government or prime contractor would have an adverse effect on the Registrant’s revenue and cash flows, the Registrant believes that its flexible operating structure and variable cost structure provide the Registrant with the ability to respond and adapt to terms and conditions that are particular to government services contracts, and the Registrant’s business would therefore not be “substantially dependent” on any of these contracts for purposes of clause (B) of Item 601(b)(10)(ii).

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Please do not hesitate to call Caroline Gottschalk at 212-455-3523 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

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Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	-5-	May 19, 2014

cc:	Securities and Exchange Commission

Terence O’Brien

Asia Timmons-Pierce

Patricia Do

Vectrus, Inc.

Kenneth W. Hunzeker

Matthew M. Klein

Michele L. Tyler

VECTRUS, INC.

655 Space Center Drive

Colorado Springs, CO 80915

(719) 591-3600

May 19, 2014

VIA COURIER AND EDGAR

Re:	Vectrus, Inc.
Amendment No. 2 to Registration
Statement on Form 10-12B
File No. 001-36341

Ms. Pamela A. Long

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Long:

Reference is made to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 30, 2014 relating to Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”). On behalf of Vectrus, Inc. (the “Company”), this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vectrus, Inc.

By:	/s/ Matthew M. Klein
	Name:	Matthew M. Klein
	Title:	Senior Vice President and Chief Financial Officer

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